UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Dynavax Technologies Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

268158102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268158102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 1,373,333

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 1,373,333

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,373,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.59%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 889,967

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 889,967

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 889,967

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.61%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 483,366

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 483,366

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 483,366

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.96%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CC-R Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 647,249

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 647,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 647,249

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.63%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CC/Q Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 242,718

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 242,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 242,718

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.99%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital Investments II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 452,334

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 452,334

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,334

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.84%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Care Capital Offshore Investments II, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power N/A

	6.	Shared Voting Power 31,032

	7.	Sole Dispositive Power N/A

	8.	Shared Dispositive Power 31,032

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,032

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.13%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer The issuer of the securities to which this statement relates is Dynavax Technologies Corporation, a Delaware corporation.
	(b)	Address of Issuer’s Principal Executive Offices The issuer’s principal executive offices are located at 717 Potter Street, Suite 100, Berkeley, California 94710.

Item 2.
(a)

Name of Person Filing
The filing person is Care Capital, LLC, Care Capital I, LLC, Care Capital II, LLC, CC-R Holdings, LP, CC/Q Partners, LP, Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.

	(b)	Address of Principal Business Office or, if none, Residence The principal business office for each filing person is 47 Hulfish Street, Suite 310, Princeton, NJ 08542.
(c)

Citizenship
The citizenship or place of organization for each filing person is as follows: Care Capital, LLC, a Delaware limited liability company; Care Capital I, LLC, a Delaware limited liability company; Care Capital II, LLC, a Delaware limited liability company; CC-R Holdings, LP, a Delaware limited partnership; CC/Q Partners, LP; a Delaware limited partnership; Care Capital Investments II, LP, a Delaware limited partnership; and Care Capital Offshore Investments II, LP, a Cayman Islands limited partnership.

	(d)	Title of Class of Securities The title of the class of securities is common stock, $0.001 par value.
	(e)	CUSIP Number The CUSIP number is 268158102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
The filing categories pursuant to Rule 13d 1(b), or 13d 2(b) or (c) are not applicable to each of the filing persons.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:
The number of shares beneficially owned by each filing person is as follows: Care Capital, LLC – 1,373,333; Care Capital I, LLC - 889,967; Care Capital II, LLC – 483,366; CC-R Holdings, LP – 647,249; CC/Q Partners, LP – 242,718; Care Capital Investments II, LP – 452,334 and Care Capital Offshore Investments II, LP – 31,032.

(b)

Percent of class:
The percent of the class held by each filing person is as follows: Care Capital, LLC – 5.59%; Care Capital I, LLC – 3.61%; Care Capital II, LLC – 1.96%; CC-R Holdings, LP – 2.63%; CC/Q Holdings, LP – 0.99%; Care Capital Investments II, LP – 1.84% and Care Capital Offshore Investments II, LP – 0.13%.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Each filing person does not have the sole power to vote or to direct the vote of any of the shares.

(ii)

Shared power to vote or to direct the vote
Each filing person has the shared power to vote or to direct the vote of the following shares: Care Capital, LLC – 1,373,333; Care Capital I, LLC - 889,967; Care Capital II, LLC – 483,366; CC-R Holdings, LP – 647,249; CC/Q Partners, LP – 242,718; Care Capital Investments II, LP – 452,334 and Care Capital Offshore Investments II, LP – 31,032.

(iii) Sole power to dispose or to direct the disposition of Each filing person does not have the sole power to dispose or to direct the disposition of any of the shares.
(iv)

Shared power to dispose or to direct the disposition of
Each filing person has the shared power to dispose or to direct the disposition of the following shares: Care Capital, LLC – 1,373,333; Care Capital I, LLC - 889,967; Care Capital II, LLC – 483,366; CC-R Holdings, LP – 647,249; CC/Q Partners, LP – 242,718; Care Capital Investments II, LP – 452,334 and Care Capital Offshore Investments II, LP – 31,032.

Care Capital I, LLC is the general partner of CC-R Holdings, LP and CC/Q Partners, LP.  Care Capital II, LLC is the general partner of Care Capital Investments II, LP and Care Capital Offshore Investments II, LP.  Care Capital, LLC is the management company of Care Capital I, LLC and Care Capital II, LLC, and as a result, Care Capital, LLC has the ultimate power to vote or direct the vote and to dispose or direct the disposition of such shares.

The Reporting Persons specifically disclaim beneficial ownership in the securities reported herein except to the extent of their pecuniary interest therein.

The filing of this joint statement on Schedule 13G shall not be deemed an admission that the filing persons comprise a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2005

CARE CAPITAL, LLC

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Partner

CARE CAPITAL I, LLC

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CARE CAPITAL II, LLC

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CC-R HOLDINGS, LP
By Care Capital I, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CC/Q PARTNERS, LP
By Care Capital I, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CARE CAPITAL INVESTMENTS II, LP
By Care Capital II, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CARE CAPITAL OFFSHORE INVESTMENTS II, LP
By Care Capital II, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing Statement on Schedule 13G, dated February 14, 2005, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: February 14, 2005

CARE CAPITAL, LLC

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Partner

CARE CAPITAL I, LLC

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CARE CAPITAL II, LLC

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CC-R HOLDINGS, LP
By Care Capital I, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CC/Q PARTNERS, LP
By Care Capital I, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CARE CAPITAL INVESTMENTS II, LP
By Care Capital II, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member

CARE CAPITAL OFFSHORE INVESTMENTS II, LP
By Care Capital II, LLC, its general partner

By:	/s/ David R. Ramsay
Name: David R. Ramsay
Title: Member